TABCORP

02028913

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

23 April 2002

SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
MAY 07 2002
WASH, D.C. 155 SECTION

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Very truly yours

Peter Caillard
(General Counsel and Company Secretary)

Enc.

ASX ANNOUNCEMENT

Establishment of On-Market Share Buy-Back Program

TABCORP Holdings Limited ("TABCORP") announces that it will implement an on-market buy-back program for the purchase of up to 18,662,491 million of its shares (approximately five per cent of issued capital).

Shares will be purchased by TABCORP under the buy-back if market conditions provide an appropriate opportunity.

Ross Wilson, TABCORP's Managing Director and Chief Executive Officer said:

> "The share buy-back program forms part of TABCORP's overall strategy for effective capital management. The Company's strong cash flows and balance sheet make it possible for the Company to enter into this share buy-back program.
>
> "The Company will have substantial flexibility in determining the timing and number of shares to be purchased. This discretion will only be exercised when market and operating conditions mean that it is in the shareholders' best interests to do so."

All shares purchased will be subsequently cancelled. As the share buy-back will be conducted on-market, the Company's shareholders are not required to take any action.

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
TABCORP Holdings Limited	66 063 780 709

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market (within 10/12 limit)
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	373,249,834
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Effective management of the Company's capital.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Equities (Australia) Ltd
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	18,662,491
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The company's current intention is to buy-back shares during the period up to and including 22 April 2003.
13	If the company intends to buy back shares if conditions are met - those conditions	Nil

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23 April 2002
(General Counsel & Company Secretary)

Print name: Peter Caillard

== == == == ==

+ See chapter 19 for defined terms.